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SECURITIE SSION

04001565

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rock Island Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. ~~Box No.~~)

RECD S.E.C.
JAN 14 2004
813

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, CPA
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Rock Island Securities, Inc.

We have audited the accompanying statement of financial condition of Rock Island Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rock Island Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 14, 2003

ROCK ISLAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2002

ASSETS

Cash	$	823,753
Cash segregated in compliance with federal regulations		304,514
Receivable from broker-dealer		9,053
Receivables from affiliates		27,832
Receivables from clearing organizations		1,228,549
Deposits with clearing organizations		229,315
Commissions receivable		223,469
Securities owned, at market value		1,164,368
Exchange memberships, at cost (market value $2,155,000)		649,500
Refundable income taxes		105,182
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation of $459,806)		878,120
Other assets		322,515
	$	5,966,170

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables to broker-dealers	$	116,148
Securities sold, not yet purchased, at market value		1,209,202
Accrued expenses		733,441
		2,058,791
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 1,074 shares issued and outstanding		503,474
Retained earnings		3,403,905
		3,907,379
	$	5,966,170

See accompanying notes.

ROCK ISLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2002

1 Description of Business

Rock Island Securities, Inc. (the "Company") was incorporated in the State of Illinois on May 23, 1991 and is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange, the Chicago Stock Exchange, the American Stock Exchange, the Boston Stock Exchange and the National Association of Securities Dealers, Inc. The Company is also a clearing member of the National Securities Clearing Corporation and a member of the Depository Trust Company. The Company primarily executes trades and clears transactions for other broker-dealers who are exchange members.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

Income Recognition
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally require an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2002, nor material to the results of its operations for the year then ended.

Securities Owned
Marketable securities are carried at market value. Securities that are not readily marketable are valued at fair value as determined by management.

Depreciation and Amortization
Depreciation is computed using the straight-line method for financial reporting, and straight-line and accelerated methods for income tax purposes. Depreciation expense totaled $202,603 for the year ended December 31, 2002.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Income Taxes

The Company's taxable income is included in the consolidated federal income tax return filed by its parent company, The Rock Island Company of Chicago. The companies have agreed to allocate the consolidated federal income tax expense among the subsidiaries using the separate return method. Under this method, the Company's income tax expense would be approximately the same as if it filed a separate federal income tax return.

4. Investment Securities Owned

Investment securities owned consist of corporate equity securities and are carried at market value.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993 or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

At December 31, 2002, firm owned securities at estimated fair values consist of corporate equities valued at $23,700.

5. Employee Benefit Plan

Effective January 1, 1993, the Company adopted a profit-sharing and savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may contribute up to 15% of their compensation to the plan with the Company matching 100% of the contributions. The plan covers qualified employees who meet the prescribed service requirements. The employer contribution for the year ended December 31, 2002 was $49,170.

6. Related Party Transactions and Major Customer

Rock Island Specialists, Inc. ("RISI") and Rock Island Index Trading, LLC ("RIIT"), which are related by common ownership, are registered broker-dealers on the Chicago Stock Exchange. The following is a summary of transactions and balances between the Company and RISI and RIIT for the year ended December 31, 2002:

	RISI	RIIT
Commission income	$ 4,541,757	$ 261,232
Other income (seat lease)	23,146	24,712
Receivable from related broker-dealer	1,970	-

During the year ended December 31, 2002, the Company paid management fees totaling $1,967,823 to its parent company, The Rock Island Company of Chicago ("TRIC"), for administrative and management services rendered. Additionally, at December 31, 2002, the Company had a receivable from TRIC totaling $25,862.

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and Canadian and U.S. government obligations. The trading of these financial instruments is conducted with other registered broker-dealers and a commercial bank. The Company's exposure to credit risk associated with counter-party nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

The Company monitors its exposure to market and counter-party risk through positions and credit exposure controls and other procedures. Market risk is managed through the daily monitoring of position reports and on-line profit and loss measures. The trading department has internal limits and monitors the age and composition of all inventory positions.

Securities sold, not yet purchased, represent obligations of the Company and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk since the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2002, the Company had net capital and net capital requirements of $1,524,816 and $250,000, respectively.

9. Litigation

On about January 16, 2001, the Company was served with a Complaint filed in the United States District Court for the Northern District of Illinois, Eastern Division. The Complaint names 12 defendants, including the Company, and alleges that the defendants have infringed, or contributed to the infringement of, a patent owned by the plaintiff. The complaint seeks an injunction against any further acts of alleged infringement, as well as unspecified royalty damages, treble damages, costs, and attorneys fees. The Company intends to vigorously defend against the Complaint, but its legal counsel has indicated that it cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes the claim is without merit; and accordingly, no provision has been made in the financial statements for any loss that may result from the arbitration proceeding.